EXHIBIT 23.1






                          INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in this Registration Statement on Form S-3 of ImaginOn, Inc. (formerly known as California Pro Sports, Inc.) of our report dated April 14, 1998 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), relating to the consolidated balance sheet of ImaginOn, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10- KSB/A-1 of ImaginOn, Inc. We also consent to the use of our name and the statements with respect to us under the heading "experts" in the prospectus.



GELFOND HOCHSTADT PANGBURN & CO.

/S/ GELFOND HOCHSTADT PANGBURN & CO.

Denver, Colorado
February 8, 1999